

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 24, 2010

Georgina Sousa, Company Secretary
Seadrill Limited
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton
HM 08
Bermuda

> **Re:** **Seadrill Limited**
> **Form 20-F/R**
> **Filed March 18, 2010**
> **File No. 001-34667**

Dear Ms. Sousa:

      We have reviewed your filing and have the following comments. Where appropriate, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your position and activities. After reviewing this information, we may raise additional comments.

1.   We note a May 2006 news article stating that one of your rigs, Ekha, had completed a contract in Iran in 2005; an October 2009 news article posted on your website regarding being awarded a contract by Red Sea Petroleum Operating Company for a rig to be operated "offshore Sudan;" various 2009 and 2010 news articles discussing that a joint venture/consortium led by Red Sea Petroleum Operating Company, which includes Sudan's state oil firm Sudapet, had contracted you to carry out exploration drilling off the coast of Sudan; and various 2005 and 2006 articles stating that SapuraCrest Petroleum, in which you own a 23.6% equity interest, has oil projects in Iran. Iran and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-FR does not include disclosure regarding contacts with Iran or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the

governments of those countries or entities controlled by those governments, including Sudapet.

2.   Please discuss the materiality of any contacts with Iran or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Sudan.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments and questions after reviewing your amendment and responses to our comments.

You may contact Mary A. Cascio, Special Counsel, at (202) 551-3242 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: via facsimile:
     Gary J. Wolfe
     Seward & Kissel LLP
     One Battery Park Plaza
     New York, New York 10004